51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
October 18, 2021
Item 3   News Release
The news release dated October 18, 2021 was disseminated through Accesswire.
Item 4   Summary of Material Change

On October 18, 2021, the Company announced that it has retained Aceris Law LLC, a law firm specialized in international arbitration, to pursue the resolution of its disagreement with Shiseido Company Limited (“Shiseido“).
The Company further announced that its legal counsel has now filed a Notice of Arbitration and provided a copy to Shiseido in accordance with the International Center for Dispute Resolution (ICDR) Rules, which are the arbitration rules that govern all disagreements between the parties.
The dispute between Shiseido and RepliCel is related to a license for Asia, acquired by Shiseido, to RepliCel’s cell therapy technology for androgenetic alopecia, which is the leading cause of male and female pattern hair loss.
In accordance with the ICDR rules, once an arbitrator is selected and the parties have filed their claims and responses, the arbitrator will accept evidence and arguments in support of a ruling on whether or not either party materially breached the license agreement and what relief should be awarded as a result of the ruling including enforcement of the license agreement, return of the license, and/or payment of damages including the equivalent of all reasonably expected future milestone and royalty payments.
Legal counsel for RepliCel issued several demand letters to Shiseido to comply with the terms of its license agreement which RepliCel alleges Shiseido has now breached which, if not cured, could result in the return of the license to RepliCel for re-licensing to other partners in Asia.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:             Lee Buckler, CEO and President
Telephone:         604.248.8693
Item 9   Date of Report
October 20, 2021